Form N-SAR, Sub-Item 77D

Policies with respect to security investments


Nuveen Short Duration Credit Opportunities Fund
811-22518


The Board of Trustees of the Fund (the Board ) has authorized the Fund to make a change in a non-fundamental policy.

The Fund s Prospectus states that no more than 20% of the Funds Managed Assets may be invested in Adjustable Rate
Loans and other debt securities that are, at the time of investment, rated CCC+ or Caa or below by S&P, Moodys or Fitch or that are unrated but judged to be of comparable quality.
 In June 2013, the Board approved that the Fund would change the policy to no more than 30% of managed assets may be invested in CCC+ and lower rated credit.